UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                                  SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*


                              NEW YORK BANCORP INC.
                                 (Name of Issuer)

                      Common Stock, $.01 par value per share
                          (Title of Class of Securities)

                                    649389103
                                  (CUSIP Number)

                                   Luca Fossati

                             Findim Investments S.A.
                               Gradinata Forghee 2
                              Massagno, Switzerland
                                 011-41-91-568916

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 11, 1997

             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

   Check the following box if a fee is being paid with the statement (  ).

    CUSIP No. 649389103

     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Findim Investments S.A.

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                      (a) ( )
                                      (b) (X)

     3  SEC USE ONLY
     4  SOURCE OF FUNDS*

        WC

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                      ( )

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER:

        1,911,054 shares of Common Stock

     8  SHARED VOTING POWER:  0

     9  SOLE DISPOSITIVE POWER:

        1,911,054 shares of Common Stock

    10  SHARED DISPOSITIVE POWER:  0

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        1,911,054 shares of Common Stock

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*

             (X)

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.8%

    14  TYPE OF REPORTING PERSON*

        CO


             This Amendment No. 13 ("Amendment No. 13") is filed on behalf of Findim Investments S.A., a Swiss corporation ("Findim Investments"). This Amendment No. 13 amends the Schedule 13D dated September 8, 1988 (the

   "Schedule 13D") as amended by Amendments No. 1 - 12 thereto with respect to the Common Stock, $.01 per share (the "Shares"), of New York Bancorp Inc., a Delaware corporation (the "Company").

             Findim Investments is a wholly-owned subsidiary of Findim S.p.A., an Italian corporation ("Findim"). Findim is a wholly-owned subsidiary of Dafofin Holding S.A., a Luxembourg corporation ("Dafofin"), which is controlled by the members of the Fossati-family.

             The purpose of this Amendment No. 13 is to amend the first three sentences of Item 5(a), to amend Item 5(b) in its entirety and to amend
   Item 5(c) to add thereto the information set forth below. All statements herein relating to acts of intentions and interest in Shares of the Company by persons other than Findim Investments or Dafofin or Findim are and shall be understood to be to the undersigned's best knowledge.

   Item 5.  Interest in Securities of the Issuer.

             The first three sentences of Item 5(a) are hereby amended in their entirety to read as follows:

             (a) Findim Investments is the beneficial owner of 1,911,054 Shares of the Company or 8.8% of the outstanding Shares of the Company (based on a total of 21,616,880 Shares outstanding as reported in the Company's second quarter report, dated June 30, 1997). Mr. Biase is the beneficial owner of 5,965 Shares of the Company and Miss Miriam Camerini beneficially owns 31,230 Shares of the Company or less than 0.2% of the outstanding Shares of the Company in each case (based on a total of 21,616,880 Shares outstanding as reported in the Company's first quarter report, dated June 30, 1997). None of Findim, Dafofin nor, to the best knowledge of Findim Investments and except as set forth above, either of Mr. Biase or Miss Camerini are the beneficial owner of any Shares of the Company except (where applicable) by virtue of their ownership interest in and/or control of Findim Investments.

             Item 5(b) is hereby amended in its entirety to read as follows:

             (b) Findim Investment has the sole power to vote or to direct the vote as to 1,911,054 Shares of the Company and has the sole power to dispose or to direct the disposition of all such Shares. Mr. Biase has the sole power to vote or to direct the vote as to 5,965 Shares of the Company and has the sole power to dispose or to direct the disposition of all such Shares. Miss Camerini has the sole power to vote or to direct the vote as to 31,230 Shares of the Company and has the sole power to dispose or to direct the disposition of all such shares. None of Findim or Dafofin nor, to the best knowledge of Findim Investments and except as set forth above, either of Mr. Biase or Miss Camerini, have the sole or shares power to vote or to direct the vote or to dispose of or to direct the disposition of any Shares of the Company, except (where applicable) by virtue of their ownership interest in and/or control of Findim Investments.

             Item 5(c) is hereby amended in its entirety to read as follows:

             (c) During the past 60 days, none of Findim Investments, Findim or Dafofin have nor, to the best knowledge of Findim Investments, either of Mr. Biase or Miss Camerini, has effected any transactions in the Shares of the Bank, except for the following sales.

                                                            Price
                                       Amount                per
          Date                         Shares               Share                   Description                          Seller
     September 8, 1997                   90,000          31.45                Market Sale                    Findim Investments
     September 8, 1997                   30,000          31.11                Market Sale                    Findim Investments
     September 9, 1997                   52,000          30.82                Market Sale                    Findim Investments
     September 9, 1997                    1,000          30.83                Market Sale                    Findim Investments
     September 9, 1997                   49,000          30.59                Market Sale                    Findim Investments
     September 10, 1997                  11,000          30.33                Market Sale                    Findim Investments
     September 11, 1997                  33,900          30.32                Market Sale                    Findim Investments

     Signatures

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   FINDIM INVESTMENTS S.A.


   Dr. Luca Fossati

   President and Secretary

   Dated:  September 12, 1997